January 25, 2010

United States Securities and Exchange Commission

Kathleen Collins

Robert Benton

Matthew Crispino

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saba Software, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2009
Filed August 12, 2009
File No. 001-34372

Ladies and Gentlemen:

On behalf of Saba Software, Inc. (“Saba” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 30, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2009, filed on August 12, 2009 (the “Annual Report”). The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, we have incorporated in this response letter.

Form 10-K for the Fiscal Year Ended May 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

1.	Your disclosures on page 14 indicate that a decline in new or renewed subscriptions in any one quarter will negatively affect your revenue in future quarters. Please clarify whether the deferred revenue balance included in your balance sheets reflects the total amount due for the entire contract term (net of revenues already recognized). In this regard, tell us when you invoice your OnDemand customers (i.e. monthly, quarterly, annually, etc.). To the extent that the OnDemand contracts are firm orders to deliver services throughout the contract term (1- 3 years) and to the extent that your deferred revenue balance does not reflect the entire amount due, tell us what consideration you gave to disclosing the total amount of the company’s backlog orders for such contracts pursuant to Item l0l(c)(1)(viii) of Regulation S-K.

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We supplementally advise the Staff that the deferred revenue balance included in our balance sheet reflects total amounts invoiced, net of revenues already recognized. The net amount is reported as a current liability, with respect to amounts that will be recognized within 12 months from the date of the balance sheet, and as a non-current liability with respect to amounts that will be recognized beyond 12 months from the date of the balance sheet.

We further supplementally advise the Staff that the Company invoices customers for OnDemand services on an annual, quarterly and monthly basis. A majority of these OnDemand services are invoiced annually.

We confirm with the Staff that a portion of our OnDemand services subject to quarterly and monthly invoicing, as well as annual invoicing in future periods, represents firm orders to deliver services throughout the contract term and that the Company’s deferred revenue balance does not reflect amounts to be invoiced in future periods for services to be delivered during such contract term. In determining whether to include disclosure in the Annual Report regarding the Company’s OnDemand backlog pursuant to Item l0l(c)(1)(viii) of Regulation S-K, the Company considered the materiality of such backlog to an understanding of the Company’s business taken as a whole pursuant to Item l0l(c) of Regulation S-K.

In considering the materiality of the OnDemand backlog to an understanding of the Company’s business taken as a whole, the Company considered (i) the amount of OnDemand backlog at the end of fiscal year 2009 that may be recognized during fiscal year 2010, (ii) the percentage of OnDemand backlog at the end of fiscal year 2009 that may be recognized during fiscal year 2010 to total revenues during fiscal year 2009, (iii) the total amount of OnDemand backlog at the end of fiscal year 2009 irrespective of when such backlog is expected to be earned and (iv) the percentage of total OnDemand backlog at the end of fiscal year 2009 to total revenues during fiscal year 2009. Revenue in fiscal year 2010 expected from total OnDemand backlog at the end of fiscal year 2009 is $1,616,091, or 1.6% of the Company’s fiscal year 2009 total revenues. At May 31, 2009, the Company’s total OnDemand backlog was $5,326,418, representing 5.2% of the Company’s total fiscal year 2009 revenues.

Based on the foregoing analysis, the Company concluded that the amount of the Company’s OnDemand backlog was not material to an understanding of the Company’s business taken as a whole and, accordingly, determined not to include such disclosure in the Annual Report.

The Company intends to continue to monitor the amount of its OnDemand backlog. In the event that the amount of OnDemand backlog becomes material to an understanding of the Company’s business taken as a whole and to the extent applicable to future periodic reports, we intend to include appropriate disclosure indicating the Company’s OnDemand backlog.

2.

We note the shift in revenue between licenses and OnDemand revenues and their related costs as noted in the table on page 39. Tell us whether these shifts are the beginning of a trend and if so, tell us how you considered including a discussion in your Overview section regarding such trends and the potential impact on the company’s financial

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January 25, 2010

condition and/or results of operations. To the extent that past performance may not be indicative of future performance due to these shifts in revenue, tell us how you considered Section III.B.3 of SEC Release No. 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and any potential uncertainties facing the company is required under Item 303 of Regulation S-K.

We supplementally advise the Staff that the Company does not believe that the shift in revenue between license and OnDemand revenues and their related costs in fiscal year 2009 is either the beginning of a trend or reasonably likely to become a trend. Saba intends to continue to offer its software both as on-premise enterprise licenses and OnDemand services. The Company believes that during fiscal year 2009, at the height of the financial crisis and ensuing economic uncertainty, software license revenues were disproportionately impacted. In this regard, as reported in the Company’s most recent Form 10-Q filed with the Commission on January 8, 2010, on a percentage basis license revenues have returned to 23% of total revenues for both the three and six month periods ended November 30, 2009, representing the same percentage of total revenues as fiscal year 2008 and an eight point increase above fiscal year 2009, and on a percentage basis OnDemand revenues remained flat with fiscal year 2009 levels.

Results of Operations, page 39

3.	We note from your disclosures on page 44 that changes in interest income from fiscal 2008 compared to fiscal 2009 were primarily attributable to losses from realized and unrealized foreign currency transactions, and in particular due to “large fluctuations” in India and between the British pound and European Union euro. Tell us how you considered providing quantification and qualification of the contribution these factors had on the changes in interest income pursuant to Section III.D of SEC Release 33-6835 and Item 303(a)(3) of Regulation S-K. In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications.

We supplementally advise the Staff that the changes in interest income in fiscal year 2009 from fiscal year 2008 were attributable to a decrease of $0.6 million in income on certain foreign denominated transactions compared to fiscal year 2008 and a net increase of $39,000 in foreign currency gains compared to fiscal year 2008. Interest expense was $31,000 in fiscal year 2009 and $0.2 million in fiscal year 2008. The decrease in interest expense during fiscal year 2009 compared to fiscal year 2008 was due to the lower average debt outstanding under the Company’s bank credit facility.

Below is disclosure included in the Company’s most recent Form 10-Q filed with the Commission on January 8, 2010 (i) quantifying the factors contributing to a change in interest income and (ii) removing vague terms such as “primarily”:

Page 35, Company’s Form 10-Q filed with the Commission on January 8, 2010

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January 25, 2010

Interest income and other, net. Interest income and other, net consists of interest income and other non-operating expenses. Interest income and other, net decreased by $0.3 million for the three months ended November 30, 2009 compared to the three months ended November 30, 2008. This decrease compared to the prior year was attributable to a decrease in income on certain foreign denominated transactions of $0.2 million and an increase in foreign currency losses of $0.1 million.

Interest income and other, net decreased by $0.4 million for the six months ended November 30, 2009 compared to the six months ended November 30, 2008. This decrease compared to the prior year was attributable to a decrease in income on certain foreign denominated transactions of $0.3 million.

To the extent applicable to future periodic reports, we intend to include appropriate disclosure quantifying the factors contributing to a change in interest income and refrain from using vague terms such as “primarily”.

Liquidity and Capital Resource, page 47

4.	We note your disclosures include an analysis of accounts receivable by disclosing the days sales outstanding and the reasons for changes in days sales outstanding. Tell us your consideration to also include a discussion regarding the reasons for the changes in accounts receivable balances from period to period. Please note that similar consideration should be made with regards to the disclosures in your interim period reports. Refer to Item 303(a)(1) of Regulations S-K.

We supplementally advise the Staff that the Company believes that disclosure of days sales outstanding (DSO), when read in conjunction with the changes in accounts receivable balances set forth in the Company’s consolidated statements of cash flows included in the Annual Report, provide a better measure of the Company’s liquidity than disclosure of changes in accounts receivable balances. From a liquidity standpoint, DSO measures the effectiveness of the Company’s ability to convert accounts receivable balances into cash, unlike changes in accounts receivable balances that fluctuate from period to period for several factors, a number of which are unrelated to cash or liquidity.

In addition to including disclosure regarding DSO, the Company has included in its Form 10-Qs for both the first and second quarters of fiscal year 2010 disclosure of the Company’s billing days outstanding (BDO) as well as how BDO is calculated by the Company and the factors affecting our accounts receivable DSO and BDO. The Company believes that disclosure of billings-based quarterly BDO, in addition to the revenue-based rolling four quarter calculation used for DSO, provides a more comprehensive understanding of the Company’s ability to convert accounts receivable balances into cash.

Below is disclosure pertaining to BDO as included in the Company’s most recent Form 10-Q filed with the Commission on January 8, 2010:

Page 37, Company’s Form 10-Q filed with the Commission on January 8, 2010

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January 25, 2010

In addition to the DSO calculation, we have an operating metric for accounts receivable which is billing days outstanding (“BDO”) that was 66 days at November 30, 2009 and 66 days at May 31, 2009. BDO is calculated using the current quarter total billings and calculating an average daily billings per day. The accounts receivable aging balance at the end of the period is then divided by the average billing amount to determine the BDO at the end of the period. Changes in accounts receivable have a significant impact on our cash flow. Items that can affect our accounts receivable DSO and BDO include: timing of license revenue and the proportion of that license revenue relative to our other types of revenue, timing of billing of our professional services revenue, contractual payment terms, client payment patterns (including approval or processing delays and cash management) and the effectiveness of our collection efforts.

To the extent applicable to future periodic reports, we intend to continue to include appropriate disclosure regarding DSO and BDO.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page 62

5.	We note from you disclosures on page 63 that when OnDemand offerings are part of a multiple element arrangement in which the customer has separately licensed and taken possession of the software, revenue is recognized in accordance with SOP 97-2. Please explain further your revenue recognition policy for such offerings. In this regard, clarify whether the license revenue is recognized up-front and the OnDemand services are recognized over the term of the arrangement. If so, then explain further your policy for establishing VSOE of fair value for these offerings. In this respect, describe the process you use to evaluate the various factors that effect VSOE of fair value for OnDemand offerings. Also, tell us whether the prices charged in separate OnDemand offerings vary from customer to customer and if so, tell us how you can reasonably establish VSOE pursuant to paragraph 10 of SOP 97-2.

We supplementally advise the Staff that customers that license software from Saba are permitted to operate the software on an infrastructure maintained by the customer or by a third party for the customers’ benefit. Saba has developed and offers to its license customers an OnDemand service that includes operating the licensed software for the customers’ benefit on an infrastructure maintained by Saba (“Infrastructure OnDemand”).

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January 25, 2010

Generally, Infrastructure OnDemand is a service offered by the Company with the following characteristics:

•	Customers must separately license our software and desire to have the Company provide an infrastructure and related services to operate the licensed software.

•

Customers must execute a software license agreement that permits them to either operate the software internally or have the Company or any other third party operate the software on their behalf. These customers take possession of the software upon license.

•

Customers electing to purchase Infrastructure OnDemand enter into a separate services agreement with the Company. These services arrangements cover only the Infrastructure OnDemand and are not linked to or affect any of the customer’s rights under the software that is licensed pursuant to a separate arrangement.

•	These services arrangements can be cancelled by the customer, generally upon 30 days written notice.

•	These arrangements are typically billed monthly in advance.

Based on the guidance provided in ASC 985-605-55-121 (formerly EITF 00-03), the Company generally accounts for multiple element arrangements involving the sale of software licenses and Infrastructure OnDemand services in accordance with the requirements of ASC 985-605-25 (formerly SOP 97-2) as the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty; and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. The Company has established VSOE of fair value for Infrastructure OnDemand. In establishing VSOE of fair value for Infrastructure OnDemand, the Company analyzed separate sales of Infrastructure OnDemand renewal transactions. The Infrastructure OnDemand renewal transactions represent prices charged to the Company’s customers when Infrastructure OnDemand is sold separately. The Company performs and reviews statistics of the Infrastructure OnDemand renewal fees on a quarterly basis for both the previous quarter and the previous quarter’s trailing four quarters. As of May 31, 2009, approximately 85% of the Company’s renewal transactions were priced within a range of plus or minus 15% of the Company’s established VSOE of fair value.

Accordingly, when Infrastructure OnDemand is part of a multiple element arrangement in which the customer has separately licensed and taken possession of the software, assuming that all other conditions of ASC 985-605-25 (formerly SOP 97-2) are satisfied, the Company recognizes the VSOE of fair value amount for Infrastructure OnDemand over the term of the arrangement and the residual value of the arrangement is recognized as license revenue upon delivery of the software.

6.	We note that for certain arrangements, which include both professional services and OnDemand offerings (but not a software license); the professional services and OnDemand offerings are accounted for as separate elements and revenue from professional services is recognized as performed. We further note that other arrangements, which include such services, may not qualify for separation and accordingly revenue is recognized ratably over the subscription period. Please describe the types of arrangements that qualify for separation versus those that do not and tell us how you applied the guidance in EITF 00-21 in evaluating each deliverable to determine whether they qualify for separation.

United States Securities and Exchange Commission

January 25, 2010

We supplementally advise the Staff that when professional services are part of a multiple element arrangement comprised of OnDemand services that do not require a separate software license (“Software OnDemand”), consistent with ASC 605-25 (formerly EITF 00-21), the Company accounts for the Software OnDemand services and the professional services as separate elements only if all of the following criteria are met: (i) the delivered item(s) has value to the customer on a standalone basis, (ii) there is objective and reliable evidence of the fair value of the undelivered item(s), and (iii) if a general right of return exists relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially under the control of the vendor.

To date, the Company has not established objective and reliable evidence of fair value for the Software OnDemand services. Accordingly, because the three criteria for separate accounting in ASC 605-25 (formerly EITF 00-21) are not met when Software OnDemand services are sold with professional services, revenue from professional services, when delivered, is recognized ratably over the remaining Software OnDemand subscription period.

Below is disclosure included in the Company’s most recent Form 10-Q filed with the Commission on January 8, 2010 clarifying the Company’s revenue recognition policy relative to arrangements including both professional services and Software OnDemand services:

Page 36, Company’s Form 10-Q filed with the Commission on January 8, 2010

Deferred professional services revenues include amounts invoiced for consulting and educational services, which have not yet been delivered. In addition, deferred professional services revenues include amounts invoiced for services that have been delivered, but are not separable from OnDemand subscriptions. Revenues for services that are not separable from OnDemand subscriptions are deferred until performance has been completed and then recognized ratably over the longest period of the arrangement.

To the extent applicable to future periodic reports, we intend to continue to include appropriate disclosure as provided above as well as the following revised disclosure in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the Notes to Consolidated Financial Statements:

In arrangements that include professional services and OnDemand offerings, but not a license of our software, professional services revenue is recognized ratably over the longest OnDemand service period because such professional services do not qualify as a separate element of the arrangement.

United States Securities and Exchange Commission

January 25, 2010

Note 8 - Income Taxes, page 74

7.	We note that during fiscal 2009, you utilized $1.3 million of acquired net operating loss carry forwards, which were subject to a full valuation allowance. We further note to account for this item you credited goodwill (pursuant to paragraph 30 of SFAS 109) with an offsetting entry to income tax expense. Please explain further how the elimination of the valuation allowance resulted in a debit to tax expense versus a debit to the valuation allowance and tell us how this adjustment is reflected in your rate reconciliation table on page 75. In addition, please explain the remaining $313,000 adjustment to goodwill related to the Centra acquisition as reflected in Note 4.

We supplementally advise the Staff that during fiscal year 2009 the Company utilized $1,383,000 of its acquired deferred tax assets to offset taxable income. In accordance with ASC 805-740-25 (formerly SFAS 109, paragraph 30), if a valuation allowance is recognized for the deferred tax asset for an acquired entity’s net operating losses (NOLs) at the acquisition date, the tax benefits for those items that are first recognized in financial statements after the acquisition date shall be applied first to reduce to zero any goodwill related to the acquisition. Because the Company’s acquired NOLs were fully offset by a valuation allowance, as the Company used the acquired NOLs, the Company debited its deferred tax asset valuation allowance by the amount of the utilized deferred tax assets and credited goodwill by the same amount. Finally, to complete the accounting for the utilization of the $1,383,000 of its acquired deferred tax assets, the Company debited deferred income tax expense and credited the associated deferred tax asset by an equivalent amount.

We further supplementally advise the Staff that the $1,383,000 consists of the following amounts in our rate reconciliation table included on page 75 of the Annual Report: use of acquired net operating losses of $453,000; change in valuation allowance of $808,000 and various smaller amounts in other line items.

We further supplementally advise the Staff that the remaining adjustment to goodwill referenced in Note 4 to the Financial Statements included in the Annual Report (the difference between $1.6 million and $1.3 million) relates to the release of certain reserves established in connection with an acquisition. These reserves related to uncertainties about potential tax liabilities related to foreign subsidiaries, and these uncertainties were resolved during fiscal year 2009.

Item 9A - Controls and Procedures, page 84

8.

Your effectiveness conclusion includes an incomplete definition of disclosure controls and procedures as it does not include all of the components described in Exchange Act Rule l3a-15(e). Please either include the completed definition of disclosure controls and procedures as defined in Exchange Act Rule 13a-l5(e) or simply indicate that your disclosure controls and procedures were effective without providing a partial definition of disclosure controls and procedures. Also, we note your statement in this section that

United States Securities and Exchange Commission

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your disclosure controls and procedures “can provide only reasonable assurance of achieving the desired control objectives.” Please indicate in your effectiveness conclusion whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4, Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure, in Exchange Act Periodic Reports, SEC Release No 33-8238. Please note that the disclosure in your Form 10-Q for the quarterly period ended August 31, 2009 appears to comply with both issues addressed in this comment.

We supplementally advise the Staff that Saba maintains “disclosure controls and procedures,” as such term is defined under Exchange Act Rule 13a-15(e), that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

The Company’s management, with the participation of its chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act as of the end of the period covered by the Annual Report. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by the Annual Report, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

To the extent applicable to future periodic reports, we intend to include appropriate disclosure indicating (i) whether the Company’s disclosure controls and procedures were effective under the definition of Exchange Act Rule 13a-15(e) and (ii) in the Company’s effectiveness conclusion whether the Company’s principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective at that reasonable assurance level. We also note that we have provided such disclosure in the Company’s Form 10-Qs for both the first and second quarters of fiscal year 2010.

* * * * * * *

In connection with our response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any questions regarding any of the Company’s responses.

Sincerely,

/s/ William Slater
William Slater
Chief Financial Officer
Saba Software, Inc.